Atna Resources Purchases Royalty Accounts From Pat Sheridan

Vancouver, B.C. (April 23, 2003) Atna Resources Ltd. (ATN-
TSX) and J. Pat Sheridan ("Sheridan") have signed a letter in principal, subject to final agreement wherein Atna will purchase certain royalty accounts and other assets from Sheridan. Atna estimates the royalties, payments and hedge accounts (collectively the "Royalty Assets") have a total net present value of $3,379,000. Realization of most of the cash value would take place over a period of less than 1.5 years. The estimate is consistent with a valuation carried out by Roscoe, Postle Associates Inc., an independent firm of geological and mining consultants based in Toronto. The final value may be adjusted to reflect the market value of the hedge account at the date of closing, which is included in the purchase price. "I am pleased to have a significant stake in an undervalued TSX company that appears to be on a growth path", stated Sheridan.

In consideration of the Royalty Assets, Atna will issue to Sheridan up to a total of 11,200,000 common shares, subject to adjustment, at an average price of $0.30 per share in three installments: 5,000,000 upon closing the transaction, 3,200,000 shares on or before May 10, 2003, and 3,000,000 shares on or before May 10, 2004, subject to acceptance by the applicable securities regulatory authorities. Sheridan, through an affiliated company, Rimmer Mining Company Limited, presently owns greater than a 10% interest in Atna and hence is an insider under the rules of the Toronto Stock Exchange. Atna therefore intends to seek approval of the transaction by its disinterested shareholders. The transaction is also subject to final Board approval. "This represents an excellent opportunity for Atna and it's shareholders to move the company forward with the backing and financial acumen of one of the most successful people in the mining industry", said Atna's President, David Watkins.

Sheridan has agreed to enter into a voting trust with the existing Atna Board of Directors and Management. Atna has agreed to accept two Sheridan nominees to its Board.

Proceeds of the transaction will be used to accelerate exploration of Atna's gold properties in Nevada and to fund the acquisition of additional precious metal prospects.


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For further information contact:

ATNA RESOURCES LTD.
Michael Williams, Vice President
Tel: (604) 684-2285; Fax: (604) 684-8887
E-mail: atna@atna.com
http://www.atna.com